Exhibit 99.1

                           Zarlink Semiconductor Inc.
                     (incorporated under the laws of Canada)
                           CONSOLIDATED BALANCE SHEETS
                     (in millions of U.S. dollars, CDN GAAP)

                                                        December 27,   March 29,
                                                            2002         2002
                                                        -----------    ---------
ASSETS                                                  (Unaudited)

Current assets:
  Cash and cash equivalents                               $ 27.8         $ 75.6
  Short-term investments                                   105.3           78.8
  Trade accounts receivable - net                           21.0           24.2
  Other receivables                                          5.8            5.5
  Inventories                                               23.1           33.0
  Future income tax assets                                   1.7            4.0
  Prepaid expenses and other                                 8.9           11.7
                                                          ------         ------
                                                           193.6          232.8
Fixed assets - net                                          60.6           65.7
Long-term receivables                                       14.9           29.7
Long-term investments                                       11.2           14.1
Other assets                                                20.7            2.7
                                                          ------         ------

                                                          $301.0         $345.0
                                                          ======         ======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Trade accounts payable                                  $  7.2         $ 14.6
  Employee-related payables                                 13.8           12.8
  Income and other taxes payable                             8.3            5.9
  Provisions for exit activities                            12.2           19.8
  Other accrued liabilities                                 11.5           16.6
  Deferred credits                                           6.4            2.0
  Current portion of long-term debt                          0.8            2.1
                                                          ------         ------
                                                            60.2           73.8
Long-term debt                                               0.2            0.7
Pension liabilities                                         17.8           14.9
Future income tax liabilities                                5.7            8.3
                                                          ------         ------
                                                            83.9           97.7
                                                          ------         ------
Shareholders' equity:
  Redeemable preferred shares, unlimited
    shares authorized; 1,473,900 shares issued              21.3           22.6
    and outstanding (March 29, 2002 - 1,558,700)
  Common shares, unlimited shares authorized;
    no par value; 127,191,316 shares issued                407.6          407.1
    and outstanding (March 29, 2002 - 127,082,123)
  Contributed surplus                                        5.7            5.8
  Deficit                                                 (230.2)        (189.1)
  Translation account                                       12.7            0.9
                                                          ------         ------
                                                           217.1          247.3
                                                          ------         ------
                                                          $301.0         $345.0
                                                          ======         ======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
        (in millions of U.S. dollars, except per share amounts, CDN GAAP)
                                   (Unaudited)

                                                                      Three Months Ended                     Nine Months Ended
                                                                   --------------------------            --------------------------
                                                                   Dec. 27,           Dec 28,            Dec. 27,           Dec. 28,
                                                                     2002              2001                2002               2001
                                                                   -------            -------            -------            -------
Revenue                                                            $  46.8            $  51.7            $ 141.0            $ 167.3
Cost of revenue                                                       25.8               32.2               77.6              129.3
                                                                   -------            -------            -------            -------
Gross margin                                                          21.0               19.5               63.4               38.0
                                                                   -------            -------            -------            -------

Expenses:
  Research and development                                            24.6               19.9               68.1               61.8
  Selling and administrative                                          12.5               12.9               37.3               40.4
  Special charge                                                        --                 --                 --               33.9
  Amortization of acquired intangibles                                  --               11.1                 --               24.5
                                                                   -------            -------            -------            -------
                                                                      37.1               43.9              105.4              160.6
                                                                   -------            -------            -------            -------
Loss from operations                                                 (16.1)             (24.4)             (42.0)            (122.6)
Other income (expense) - net                                           0.8               (0.8)               3.8                1.3
Interest expense                                                      (0.3)              (0.2)              (0.7)              (0.6)
                                                                   -------            -------            -------            -------
Loss before income taxes                                             (15.6)             (25.4)             (38.9)            (121.9)
Income tax (expense) recovery                                          0.6               (0.1)              (0.7)               1.8
                                                                   -------            -------            -------            -------
Net loss for the period                                              (15.0)             (25.5)             (39.6)            (120.1)

Deficit, beginning of period                                        (214.7)            (132.1)            (189.1)             (36.5)
                                                                   -------            -------            -------            -------
                                                                    (229.7)            (157.6)            (228.7)            (156.6)
Cost of issuing common shares                                           --               (0.1)                --               (0.1)
Dividends on preferred shares                                         (0.5)              (0.5)              (1.5)              (1.5)
                                                                   -------            -------            -------            -------
Deficit, end of period                                             $(230.2)           $(158.2)           $(230.2)           $(158.2)
                                                                   =======            =======            =======            =======
Net loss attributable to common
 shareholders after preferred
 share dividends                                                   $ (15.5)           $ (26.0)           $ (41.1)           $(121.6)
                                                                   =======            =======            =======            =======
Net loss per common share:
      Basic and diluted                                            $ (0.12)           $ (0.21)           $ (0.32)           $ (0.97)
                                                                   =======            =======            =======            =======
Weighted average number of common shares
 outstanding (millions):
      Basic and diluted                                              127.2              126.0              127.0              125.4
                                                                   =======            =======            =======            =======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (in millions of U.S. dollars, CDN GAAP)
                                   (Unaudited)

                                                                         Three Months Ended                  Nine Months Ended
                                                                      -------------------------          -------------------------
                                                                      Dec. 27,          Dec 28,          Dec. 27,         Dec. 28,
                                                                        2002             2001              2002             2001
                                                                      -------           -------          -------          --------
Cash flows from operating activities:
  Net loss for the period                                              $(15.0)          $(25.5)          $(39.6)          $(120.1)
  Depreciation and amortization                                           4.5             19.4             13.7             47.4
  Special charges, non-cash                                                --               --               --              1.1
  Loss (gain) on disposal of fixed assets                                (0.1)              --             (0.1)             0.3
  Gain on sale of long-term investment                                   (0.7)              --             (0.7)              --
  Inventory write-down                                                     --               --               --             28.4
  Future income taxes                                                     0.1             (1.2)             0.1             (2.2)
  Change in pension liability                                              --              0.1               --              0.4
  Equity loss in investment                                                --              0.8               --              2.2
  Decrease (increase) in working capital
      Trade accounts and other receivables                                3.9              7.1              6.4             24.6
      Inventories                                                         5.6              8.4             12.9             11.9
      Prepaid expenses and other                                          1.8               --              4.2              0.7
      Trade accounts payable and other accrued
       liabilities                                                       (5.8)            (4.9)           (20.3)           (16.1)
      Deferred credits                                                    3.7             (0.1)             4.0               --
                                                                       ------           ------           ------           ------
Cash provided by (used in) operating activities                          (2.0)             4.1            (19.4)           (21.4)
                                                                       ------           ------           ------           ------

Cash flows from investing activities:
      Purchased short-term investments                                 (105.4)           (28.0)          (251.9)           (28.0)
      Matured short-term investments                                     65.3               --            227.0               --
      Proceeds from disposal of fixed and
       other assets                                                        --               --              0.4              0.2
      Expenditures for fixed and other assets                            (1.4)            (6.1)            (5.7)           (28.4)
      Increase in long-term investments                                    --               --             (0.4)            (2.0)
      Proceeds from sale of long-term investments                         4.2               --              4.2               --
      Proceeds from repayment of note receivable                           --               --               --              4.4
      Proceeds from sale of discontinued
       operations - net                                                    --               --               --              1.3
                                                                       ------           ------           ------           ------
Cash used in investing activities                                       (37.3)           (34.1)           (26.4)           (52.5)
                                                                       ------           ------           ------           ------

Cash flows from financing activities:
      Repayment of long-term debt                                          --               --               --             (0.9)
      Repayment of capital lease liabilities                             (0.4)            (1.6)            (1.8)            (4.2)
      Payment of dividends on preferred shares                           (0.5)            (0.5)            (1.5)            (1.5)
      Issue of common shares                                               --              1.3              0.5              3.3
      Repurchase of preferred shares                                     (0.9)            (0.2)            (1.3)            (0.7)
                                                                       ------           ------           ------           ------
Cash used in financing activities                                        (1.8)            (1.0)            (4.1)            (4.0)
                                                                       ------           ------           ------           ------

Effect of currency translation on cash and
 cash equivalents                                                         1.0              0.1              2.1             (0.3)
                                                                       ------           ------           ------           ------

Decrease in cash and cash equivalents                                   (40.1)           (30.9)           (47.8)           (78.2)

Cash and cash equivalents, beginning of period                           67.9            132.4             75.6            179.7
                                                                       ------           ------           ------           ------

Cash and cash equivalents, end of period                               $ 27.8           $101.5           $ 27.8           $101.5
                                                                       ======           ======           ======           ======

        (See accompanying notes to the consolidated financial statements)

                           ZARLINK SEMICONDUCTOR INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (in millions of U.S. dollars, except per share amounts, CDN GAAP)
                                   (Unaudited)

1.    Basis of Presentation

      These unaudited interim consolidated financial statements have been prepared by Zarlink Semiconductor Inc. ("Zarlink" or the "Company") in United States (U.S.) dollars, unless otherwise stated, and in accordance with accounting principles generally accepted in Canada for interim financial statements and with the instructions to Form 10-Q and Regulation S-X pertaining to interim financial statements. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles ("GAAP") for complete financial statements. In the opinion of management of the Company, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 27, 2002 and the results of operations and cash flows of the Company for the three and nine month periods ended December 27, 2002 and December 28, 2001, respectively, in accordance with Canadian GAAP, applied on a consistent basis. The consolidated financial statements include the accounts of Zarlink and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated. Separate U.S. GAAP financial statements are also prepared and presented to shareholders.

      These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Canadian Consolidated Financial Statements for the year ended March 29, 2002. The Company's fiscal year-end is the last Friday in March.

      The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year or future periods.

2.    Change in accounting policies

      a)    Accounting for goodwill and other intangible assets

            In June 2001, the Canadian Institute of Chartered Accountants ("CICA") issued new Handbook sections 1581, Business Combinations and 3062, Goodwill and Other Intangible Assets ("the pronouncements"), effective for the company's fiscal year beginning March 30, 2002. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the pronouncements. Other intangible assets will continue to be amortized over their useful lives. The Company adopted the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of Fiscal 2003. The adoption of Section 3062 did not have a material impact on the Company's financial position, as it does not possess goodwill or intangible assets with indefinite lives.

      b)    Business combinations

            On March 30, 2002, the Company implemented, on a prospective basis, CICA Handbook Section 1581, Business Combinations. As a result, all business combinations initiated in the future will be accounted for under the purchase method. The adoption of Section 1581 did not have any material impact on the Company's financial position or cash flows.

            The impact of Sections 1581 and 3062 on net loss and net loss per common share if the standards had been in effect for the comparative prior period is as follows:

                                                                  Three Months Ended                  Nine Months Ended
                                                               -------------------------          -------------------------
                                                               Dec. 27,          Dec 28,          Dec. 27,         Dec. 28,
                                                                 2002             2001              2002             2001
                                                               -------           -------          -------          --------
Net loss, as reported                                          $(15.0)           $(25.5)           $ (39.6)        $(120.1)
Adjustments:
  Amortization of goodwill                                         --                --                 --             5.1
                                                               ------            ------            -------         -------
                                                               $(15.0)           $(25.5)           $ (39.6)        $(115.0)
                                                               ======            ======            =======         =======

Basic and diluted net loss per
  common share, as reported
                                                                (0.12)           $(0.21)             (0.32)        $ (0.97)
                                                               ======            ======            =======         =======
Basic and diluted net loss per
  common share, adjusted
                                                                (0.12)           $(0.21)             (0.32)        $ (0.92)
                                                               ======            ======            =======         =======

      c)    Stock-based compensation

            Effective March 30, 2002, the Company adopted CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"). Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants common shares, stock options, or other equity instruments, or incurs liabilities based on the price of common shares or other equity instruments. Section 3870 outlines a fair value based method of accounting required for certain stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date. As permitted by
            Section 3870, the Company did not adopt the provisions in respect of the fair value method of accounting for all of its employee stock-based compensation and was not affected by the requirements to account for the fair value of certain other stock-based transactions. The Company does not recognize compensation when options are granted to employees and directors and the plans have no cash compensation features.

            As a result  of  following  the  CICA's  Emerging  Issues  Committee
            Abstract 98 "Stock-Based Compensation Plans - Disclosures", the Company provided the majority of the disclosure required by Section 3870 in the Fiscal 2002 Annual Report. During the period ended December 27, 2002, there was no impact on the Company's financial position, results of operations and cash flows. The additional disclosure required by Section 3870 as a result of the Company not adopting the fair value method of accounting provisions for employee stock-based compensation has been provided retroactively (see note
            11).

3.    Recently issued accounting pronouncements

      a) The CICA has issued a new Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations". The new Section 3475 applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. The new standard replaces requirements on the disposal of assets and discontinued operations that were contained in Section 3061, Property, Plant and Equipment, and in the previous Section 3475, Discontinued Operations, and harmonizes Canadian accounting with U.S. GAAP (Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets") for these topics. Application of the new Section 3475 is prospective. The adoption of the new Section 3475 will impact the accounting of future disposals of long-lived assets and discontinued operations.

      b) The CICA has issued a new Handbook Section 3063, "Impairment of Long-Lived Assets". Section 3063 will be effective for fiscal years beginning on or after April 1, 2003, with earlier adoption encouraged. Application of Section 3063 is prospective. The new standard replaces requirements on the write-down of assets previously contained in Section 3061, Property, Plant and Equipment, and harmonizes Canadian accounting for the impairment of long-lived assets with U.S. GAAP (Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"). The adoption of Section 3063 is not anticipated to have a material impact on the Company's financial statements.

      c) The CICA has issued a new Accounting Guideline AcG-14, "Disclosure of Guarantees". The new Guideline requires additional disclosure by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. The new guideline harmonizes Canadian disclosure requirements with the U.S. GAAP (FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"). This Guideline is effective for interim and annual periods beginning on or after January 1, 2003, with earlier adoption encouraged. This Company adopted this Guideline in the quarter ended December 27, 2002.

4.    Inventories

                                                   December 27,      March 29,
                                                       2002            2002
                                                   ------------      ---------
      Raw materials                                  $   2.5         $   2.4
      Work-in-process                                   15.9            20.8
      Finished goods                                     4.8             9.8
                                                     -------         -------
                                                     $  23.1         $  33.0
                                                     =======         =======

5.    Fixed assets

                                                   December 27,      March 29,
                                                       2002            2002
                                                   ------------      ---------
      Cost                                           $ 175.3         $ 163.0
      Accumulated depreciation                        (114.7)          (97.3)
                                                     -------         -------
                                                     $  60.6         $  65.7
                                                     =======         =======

      The comparative gross amounts of cost and accumulated amortization have each been adjusted by $57.9 to properly reflect the disposition of certain fixed assets. There was no impact to the previously reported net fixed assets.

      Management periodically reviews the Company's fixed assets to evaluate the realizability of these assets based upon the fair value as estimated by reference to undiscounted expected future net cash flows of the related assets. When management performs future assessments of these long-lived assets in the coming quarters, a decline in the realizability of these assets below the carrying value may require the Company to recognize impairment on the carrying value of its fixed assets which could be material.

6.    Long-term investments

      As at December 27, 2002, the Company had a nine percent ownership interest in Mitel Networks Corporation, a Canadian corporation that files annual and other reports with the United States Securities and Exchange Commission under the Securities Exchange Act of 1934, with a carrying value of $11.2 (March 29, 2002 - $14.1). Management periodically reviews the Company's investments to determine if there has been other than a temporary decline in the market value of these investments below the carrying value. When management performs future assessments of its investments in the coming quarters, a decline in the value of these companies may require the Company to recognize impairment on the remaining value of its investments which could be material.

      The Company sold its investment in DALSA Semiconductor Inc. ("DALSA") on October 3, 2002 for cash proceeds of $4.2 and recorded a gain of $0.7 in the third quarter of Fiscal 2003.

7.    Provisions for exit activities

                                                   December 27,      March 29,
                                                       2002            2002
                                                   ------------      ---------
      Restructuring provisions                       $   4.2         $   7.9
      Provision for disposal of discontinued
       operations                                        3.8             5.8
      Provision for disposal of foundry businesses       4.2             6.1
                                                     -------         -------
                                                     $  12.2         $  19.8
                                                     -------         -------

8.    Deferred credits

      On December 31, 2002, a tenant to space leased by the Company terminated its lease. In settlement of the lease, the former tenant paid to the Company an amount of $3.3 in cash on December 20, 2002, all of which was treated as a deferred credit as at December 27, 2002. The entire amount will be recorded as income in the fourth quarter of Fiscal 2003 when the termination date expires.

9.    Guarantees

      Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. The Company has an outstanding performance guarantee related to a managed services agreement ("project agreement") undertaken by the discontinued Systems business, which was sold to companies controlled by Dr. Terence H. Matthews on February 16, 2001 and now operated as Mitel Networks Corporation. This performance guarantee remained with the Company following the sale of the Systems business to Dr. Matthews. The project agreement and the Company's performance guarantee extend until July 26, 2012. The terms of the project agreement continue to be fulfilled by Mitel Networks Corporation. The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at December 27, 2002, was $32.0, based upon the Company being unable to secure the completion of the project. The Company is not aware of any factors as at December 27, 2002 that would prevent the project's completion under the terms of the agreement. In the event that Mitel Networks Corporation was unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements. At December 27, 2002, the carrying value of these guarantees is nil.

      In connection with the sale of the Systems  business  described in note 21
      (a) to the consolidated financial statements for the year ended March 29, 2002, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at December 27, 2002, the taxation years 1997 to February 16, 2001, are subject to audit by taxation authorities.

10.   Redeemable Preferred Shares

      There were 86,000 preferred shares purchased during the nine months ended December 27, 2002 for cash consideration of $1.3. The transfer agent cancelled 84,800 shares in the first nine months of Fiscal 2003. As at December 27, 2002, there were 6,200 repurchased preferred shares to be cancelled in the fourth quarter Fiscal 2003.

      During the third quarter, the dividend declared and paid on the redeemable preferred shares was $0.32 (Cdn $0.50) per share, resulting in a cumulative dividend of $0.96 (Cdn$1.50) per share for the first nine months of Fiscal 2003.

11.   Capital stock

      a) The Company has not declared or paid any dividends on its common shares.

      b) On June 6, 2002, the Company announced its intention to continue its normal course issuer bid program for up to 6,358,203 common shares (5 percent of 127,164,078 common shares issued and outstanding at May 31, 2002) between June 10, 2002 and June 9, 2003. All repurchased shares would be cancelled. During the nine months ended December 27, 2002, no shares were repurchased under the normal course issuer bid program.

      c)    A summary of the Company's stock option activity is as follows:

                                                         Nine Months Ended
                                                    ----------------------------
                                                    December 27,    December 28,
                                                        2002           2001
                                                    -----------     ------------
      Outstanding Options:
      Balance, beginning of period                   10,914,962       9,464,693
      Granted                                           400,300       2,125,550
      Exercised                                        (109,193)       (638,663)
      Forfeited                                      (1,896,121)       (983,599)
                                                    -----------     -----------
      Balance, end of period                          9,309,948       9,967,981
                                                    ===========     ===========

      On August 14, 2002, 1,136,778 unexercised stock options held by former employees of the discontinued Systems business expired in accordance with the terms of the sales agreement. The options were returned to the pool of options available for grant. Available for grant at December 27, 2002 were 5,306,731 (March 29, 2002 - 3,810,910) common shares. The exercise price on outstanding stock options ranges from $1.77 to $24.95 per share with exercise periods extending to November 2008. The exercise price of stock options was based on prices in Canadian dollars translated at the U.S. dollar exchange rate on December 27, 2002.

      d) The net loss per common share figures were calculated based on net loss after the deduction of preferred share dividends and using the weighted monthly average number of shares outstanding during the respective periods.

            Diluted earnings per share is computed in accordance with the treasury stock method based on the average number of common shares and dilutive common share equivalents.

            The following common share equivalents have been excluded in the computation for diluted earnings per share because they were anti-dilutive due to the reported net loss for the periods presented.

                               Three Months Ended           Nine Months Ended
                             ----------------------       ---------------------
                             Dec. 27,       Dec 28,       Dec. 27,     Dec. 28,
                               2002          2001           2002         2001
                             ----------------------       ---------------------
Stock options                30,473       1,720,301       91,921      1,392,736
Restricted shares                --         704,379           --        704,379
                             ----------------------       ---------------------
Total                        30,473       2,424,680       91,921      2,097,115
                             ======================       =====================

            The following options were excluded in the computation of common share equivalents because the options' exercise price exceeded the average market price of the common shares:

                                    Three Months Ended       Nine Months Ended
                                  ----------------------   ---------------------
                                  Dec. 27,       Dec 28,   Dec. 27,     Dec. 28,
                                    2002          2001       2002         2001
                                  ----------------------   ---------------------
Number of outstanding options     9,218,448    2,996,080   8,837,767   3,086,580

Average exercise price
 per share                        $    8.92    $   11.71   $    9.21   $   11.64

      e) Pro Forma financial information required by Section 3870 has been determined as if the Company had accounted for its employee stock options using the Black-Scholes fair value option pricing model with the following weighted-average assumptions for the three and nine month periods ended December 27, 2002 and December 28, 2001:

                                    Three Months Ended       Nine Months Ended
                                  ----------------------   ---------------------
                                    Dec. 27,     Dec 28,     Dec. 27,   Dec. 28,
                                      2002        2001        2002        2001
                                  ----------------------   ---------------------

Pro Forma net loss attributable
  to common shareholders
  after preferred dividends         $ (18.8)    $ (30.2)    $ (51.1)    $(136.3)

Pro Forma net loss per
common share:
  Basic and diluted                 $ (0.15)    $ (0.24)    $ (0.40)    $ (1.09)

Weighted average fair value price
  of the options                    $  1.19     $  5.00     $  1.82     $  3.63

Risk free interest rate                3.45%       5.19%       3.82%       5.19%
Dividend yield                          Nil         Nil         Nil         Nil
Volatility factor of the expected
  market price of the Company's
  common stock                        0.673       0.501       0.622       0.501
Weighted-average expected life
  of the options                  3.1 years   4.0 years   3.1 years   4.0 years

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      For purposes of Pro Forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

12.   Inventory write-down and restructuring

      a)    Fiscal 2003 Workforce Reduction

            During the third quarter and first nine months of Fiscal 2003, the Company continued to reduce its workforce across all geographic regions and incurred severance costs of $3.6 ($5.0 year-to-date). Worldwide headcount was reduced by approximately 200 employees over the first nine months of the year in a continuing effort to streamline operations. Severance costs of $0.3 in the quarter ($0.9 year-to-date) were included in cost of revenue. The balance of the severance costs increased research and development ("R&D") expense by $2.5 in the quarter ($2.7 year-to-date), and increased selling and various general administration function ("S&A") expenses by $0.8 in the quarter ($1.4 year-to-date). As a result of the restructuring activities undertaken in the first nine months of Fiscal 2003, accrued severance payments of $0.6, included in employee-related payables, are expected to be paid in the fourth quarter of Fiscal 2003.

      b)    First Quarter of Fiscal 2002

            In the first quarter of Fiscal 2002, the Company reviewed its inventory requirements for the succeeding 12 months in light of the semiconductor industry-wide slowdown and higher channel inventories. As a result of this review, the Company recorded an excess inventory charge to cost of sales amounting to $28.4 for inventories estimated to be beyond its needs for the following 12 months.

            In the first quarter of Fiscal 2002 and in response to the industry downturn, the Company implemented a cost-containment plan in order to preserve cash resources. The cost-containment plan included a workforce reduction of the Company's total employee base by 439 employees, globally across all job categories, which was completed by the end of Fiscal 2002. The total cost of the first quarter Fiscal 2002 workforce reduction program was estimated to be $25.0.

            As a result of the workforce reduction program and consolidating design activity, the Company took steps to provide for excess leased facilities in Canada, the United States, the United Kingdom, and the Far East. The cost of the lease and contract settlements amounted to $8.9 in the first quarter of Fiscal 2002.

            The total of these pre-tax special charges amounted to $33.9 in the first quarter of Fiscal 2002. In the fourth quarter of Fiscal 2002, $3.1 of the first quarter special charge was reversed due to savings on the workforce reduction program and to the subsequent sub-letting of vacant space in Irvine, California.

            The following summarizes the activity related to the March 29, 2002 restructuring liability during the first half of Fiscal 2003:

                                                 Workforce      Excess Lease
                                                 Reduction         Costs           Total
                                                 ---------      ------------       -----
Provision balance as at March 29, 2002            $ 2.9            $ 5.0           $ 7.9
  Cash draw-downs during Q1 2003                   (0.5)            (0.3)           (0.8)
  Cash draw-downs during Q2 2003                   (0.4)            (0.7)           (1.1)
  Non-cash draw-downs during Q2 2003                 --             (0.5)           (0.5)
  Cash draw-downs during Q3 2003                   (0.8)            (0.5)           (1.3)
                                                   ----             ----            ----
Provision balance as at December 27, 2002          $1.2             $3.0            $4.2
                                                   ====             ====            ====

            All of the liability relating to the workforce reduction is in respect of the fourth quarter Fiscal 2002 restructuring program.

13.   Other income (expense) - net

                                                     Three Months Ended                 Nine Months Ended
                                             ---------------------------------  ---------------------------------
                                              Dec. 27, 2002     Dec. 28, 2001    Dec. 27, 2002     Dec. 28, 2001
                                             ---------------------------------  ---------------------------------
Interest income                                   $ 0.7            $ 1.0             $ 2.6             $ 4.5
Foreign exchange gain (loss)                       (0.6)            (1.0)              0.5              (1.0)
Equity loss in Optenia, Inc.                         --             (0.8)               --              (2.2)
Gain on sale of DALSA investment                    0.7              0.7                                  --
                                             ---------------------------------  ---------------------------------
Other income (expense) (net)                      $ 0.8            $(0.8)            $ 3.8             $ 1.3
                                             =================================  =================================

14.   Information on business segments

      The Company's reportable business segments are comprised of the Communications and Medical groups. Reportable segments are business units that offer different products and services and are managed separately because of these differences.

      The Communications business specializes in broadband connectivity solutions over wired, wireless and optical media. The Communications business includes network access products that provide connectivity to the enterprise and metro segments such as feeder, aggregation and transmission applications and those that address the multi-protocol physical and network layers. In addition, the Communications business includes user access products that allow users to connect to the network. These products include wireless and infotainment applications. Network access products accounted for $27.8 and $85.6 in revenue in the three and nine months ended December 27, 2002, respectively (three and nine months ended December 28, 2001 - $25.8 and $86.7, respectively). User access products accounted for $12.0 and $35.0 in revenue in the three and nine months ended December 27, 2002, respectively (three and nine months ended December 28, 2001 - $16.9 and $55.3, respectively).

      The  Medical  business   provides  ultra  low  power  ASIC  solutions  for
      applications such as pacemakers, hearing aids and portable instruments.

      The Chief Executive Officer ("CEO") is the chief operating decision maker in assessing the performance of the segments and the allocation of resources to the segments. The CEO evaluates the financial performance of each business segment and allocates resources based on operating income, which excludes any intersegment sales of products and services. The Company does not allocate stock compensation expense, special charges or gains, interest income or interest expense or income taxes to its reportable segments. In addition, total assets are not allocated to each segment; however, depreciation of fixed assets is allocated to the segments based on the asset usage. The accounting policies of the reportable segments are the same as those of the Company as reflected in the consolidated financial statements.

                                                                                                       Unallocated
Three Months Ended Dec. 27, 2002                                   Communications        Medical          Costs              Total
                                                                   --------------        -------       -----------           -----
Revenue                                                                $ 39.8             $ 7.0            $  --             $ 46.8
Depreciation of buildings and equipment                                   4.2                --               --                4.2
Segment's operating loss                                                (14.9)             (1.2)              --              (16.1)

                                                                                                       Unallocated
Three Months Ended Dec. 28, 2001                                   Communications        Medical          Costs              Total
                                                                   --------------        -------       -----------           -----
Revenue                                                                $ 42.7             $ 9.0            $  --             $ 51.7
Depreciation of buildings and equipment                                   7.4               0.1               --                7.5
Amortization of acquired intangibles                                     11.1                --               --               11.1
Segment's operating income (loss)                                       (25.6)              1.2               --              (24.4)

                                                                                                       Unallocated
Nine Months Ended Dec. 27, 2002                                    Communications        Medical          Costs              Total
                                                                   --------------        -------       -----------           -----
Revenue                                                                $120.6             $20.4            $  --             $141.0
Depreciation of buildings and equipment                                  12.7               0.1               --               12.8
Segment's operating loss                                                (39.4)             (2.6)              --              (42.0)

                                                                                                       Unallocated
Nine Months Ended Dec. 28, 2001                                    Communications        Medical          Costs              Total
                                                                   --------------        -------       -----------           -----
Revenue                                                                $142.0             $25.3           $   --            $ 167.3
Depreciation of buildings and equipment                                  21.9               0.2               --               22.1
Amortization of acquired intangibles                                     24.5                --               --               24.5
Special charge                                                             --                --             33.9               33.9
Segment's operating income (loss)                                       (94.8)              6.1            (33.9)            (122.6)

15.   Subsequent events

      a) On January 28, 2003, and subsequent to the third quarter of Fiscal 2003, cash and cash equivalents totaling $6.1 were hypothecated under the Company's revolving global credit facility to cover outstanding letters of credit.

      b) During Fiscal 2002, the Company took steps to wind up its defined benefit pension plan in the United Kingdom and replaced it with a defined contribution plan. The cash settlement of the pension plan is expected to cost approximately $10.5. On January 28, 2003, and subsequent to the third quarter of Fiscal 2003, the Company paid $8.0 as partial consideration of the pension obligation settlement to a large, AAA-rated insurance company in the U.K. under a wind-up agreement. In addition, the Company will transfer its pension plan assets of approximately $15.5 in February 2003. The Company expects to make a final payment of approximately $2.5 to the insurance company later in Fiscal 2004 after the final adjustments are calculated.

            As a result of the settlement, the pension liabilities will be reduced by $3.8, representing the accrued U.K. pension plan balance. The Company expects to record an expense of approximately $6.6 in the fourth quarter of Fiscal 2003 related to this settlement.

16.   Comparative figures

            Certain  of  the  Fiscal   2002   comparative   figures   have  been
            reclassified to conform to the presentation adopted in Fiscal 2003.